UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Registered Direct Offering

On November 9, 2021, SOS Limited (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 51,500,000 of its American Depositary Shares (“ADSs”), for gross proceeds of approximately $90.1 million (the “Offering”).

The Company has previously issued ADS purchase warrants dated February 17, 2021, February 22, 2021 March 1, 2021 and April 1, 2021 to certain institutional investors (the “Prior Warrants”). Under the terms of the Purchase Agreement, the Company has agreed to reduce the exercise price of each of the Prior Warrants to $1.75, subject to further adjustment pursuant to such Prior Warrants.

The Company agreed in the Purchase Agreement that it would not issue any ADSs, ordinary shares, or ordinary share equivalents for ninety (90) calendar days following the closing of the Offering subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 3% or more of the Company’s ADSs or ordinary shares entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any ADSs which are or will be beneficially owned by them for ninety (90) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate use. The Offering closed on November 15, 2021.

The Company entered into certain placement agency agreement dated November 9, 2020, as amended (the “Letter Agreement”), with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $5,000 for non-accountable expenses and up to $40,000 for the reasonable and accounted fees and expenses of legal counsel.

Copies of the form of the Purchase Agreement, form of Lock-Up Agreement and the Letter Agreement are attached hereto as Exhibits 99.1, 99.2 and 99.3 respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Warrants and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

On November 10, 2021, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Maples and Calder (Hong Kong) LLP is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Maples and Calder (Hong Kong) LLP.
99.1	Form of the Purchase Agreement
99.2	Form of Lock-Up Agreement
99.3	Letter Agreement
99.4	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 16, 2021

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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